Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on Resolutions Passed at the Sixth Meeting of the Eighth Session of the Board of Directors of China Southern Airlines Company Limited” and “Announcement on Resolutions Passed at the Fourth Meeting of the Eighth Session of the Supervisory Committee of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

29 March 2019

As at the date of this announcement, the Directors include Wang Chang Shun and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2019-016

Announcement on Resolutions Passed at the Sixth Meeting of the Eighth Session
of the Board of Directors of China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

The convening of the Board meeting

On 29 March 2019, the sixth meeting of the eighth session of the Board of China Southern Airlines Company Limited (the “Company”) was held at Meeting Room 3301, 33/F, China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou. Six Directors are eligible to attend the Board meeting and five Directors attended the Board meeting. Mr. Zhang Zi Fang, the Director, who did not attend the Board meeting due to business reasons, authorised Mr. Wang Chang Shun, the Director, to attend the Board meeting and vote on his behalf. Mr. Wang Chang Shun, the chairman of the Board, chaired this meeting, supervisors and certain senior management of the Company also attended. The convening, voting and other procedures of this meeting were in compliance with the relevant requirements of PRC Company Law and the articles of association of the Company.

The consideration and approval on the Board meeting

The Directors who were present at the Board meeting considered and voted, and unanimously passed the following resolutions:

I. Considered and approved the full text and summary of the 2018 annual report and results announcement of the Company (including financial statements prepared under the PRC accounting standards and the International Financial Reporting Standards, and the Directors’ Report);

II. Considered and approved the profit distribution plan of the Company for the year 2018;

The cash dividend of RMB0.05 per share (inclusive of tax) to be distributed to the shareholders of the Company for the year ended 31 December 2018 was agreed. Based on the total issued share of 12,267,172,286 of the Company, the aggregate distribution amount was RMB613 million.

III. Considered and approved the appointment of external auditor;

The appointment of KPMG Huazhen (Special General Partnership) to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control of financial reporting for the year 2019 and the appointment of KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2019 were agreed, and it was proposed the general meeting to authorise the audit and risk management committee to fix their remuneration according to actual work conditions.

IV. Considered and approved the report of the deposit and actual use of funds raised in A shares for the year 2018;

V. Considered and approved the performance report of the Independent Directors for the year 2018;

VI. Considered and approved the internal control appraisal report of the Company for the year 2018;

VII. Considered and approved the corporate social responsibility report of the Company for the year 2018;

VIII. Considered and approved the resolution regarding the procurement of the liability insurance for the Directors, supervisors and senior management of the Company;

Agreed the Company’s 2019-2020 Directors’ Insurance Procurement Plan and authorised the general manager of the finance department of the Company to execute the relevant legal documents and the finance department of the Company to handle the renewal of the 2019-2020 Directors’ Insurance.

IX. Considered and approved the proposal to be submitted to the general meeting to authorise the Board to issue shares under the general mandate;

The proposal to be submitted to the general meeting to authorise the Board to allot, issue and dispose additional shares of the Company under the general mandate, increase registered capital according to the condition of authorisation of share issuance and revise the articles of association of the Company accordingly was agreed.

X. Considered and approved the proposal to be submitted to the general meeting to authorise the Board to issue the debt financing instruments under the general mandate;

The proposal to be submitted to the general meeting to authorise the Board to issue the debt financing instruments in one or multiple tranches within the permitted size for bond issuance in accordance with the applicable laws and regulations under the general mandate was agreed.

XI. Considered and approved the authorisation granted to the Company secretary bureau to prepare the relevant matters regarding the annual general meeting for the year 2018.

It is agreed for submitting the aforesaid resolutions I, II, III, IX and X to the annual general meeting for the year 2018 for consideration, and authorized the Company secretary bureau to prepare the relevant matters regarding the annual general meeting for the year 2018.

The Board of Directors of
China Southern Airlines Company Limited

29 March 2019

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2019-017

Announcement on Resolutions Passed at the Fourth Meeting of the Eighth Session
of the Supervisory Committee of China Southern Airlines Company Limited

The board of supervisors (the “Supervisors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 29 March 2019, the fourth meeting of the eighth session of the supervisory committee (“Supervisory Committee”) of China Southern Airlines Company Limited (the “Company”) was held at Meeting Room 3301, 33/F, China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou. Three supervisors (the “Supervisors”) are eligible to attend the meeting and two Supervisors attended the meeting. Mr. Pan Fu, the Supervisor, who did not attend the meeting due to business reasons, authorised Mr. Li Jia Shi, the Supervisor, to attend the meeting and vote on his behalf. Mr. Li Jia Shi, the Supervisor, chaired this meeting, certain senior management of the Company also attended. The convening, voting and other procedures of this meeting were in compliance with the relevant requirements of PRC Company Law and the articles of association of the Company.

The Supervisors who were present at the meeting considered and voted, and unanimously passed the following resolutions:

I. Considered and approved the full text and summary for the 2018 annual report and the results announcement of the Company (including financial statements prepared under the PRC accounting standards and the International Financial Reporting Standards);

II. Considered and approved the profit distribution plan of the Company for the year 2018;

The cash dividend of RMB0.05 per share (inclusive of tax) to be distributed to the shareholders of the Company for the year ended 31 December 2018 was agreed. Based on the total issued share of 12,267,172,286 of the Company, the aggregate distribution amount was RMB613 million.

III. Considered and approved the report of the deposit and actual use of funds raised in A shares for the year 2018;

IV. Considered and approved the internal control appraisal report of the Company for the year 2018;

V. Considered and approved the corporate social responsibility report of the Company for the year 2018;

VI. Considered and approved the report of the supervisory committee of the Company for the year 2018 and submitted to the annual general meeting for the year 2018 for approval;

The Supervisory Committee of

China Southern Airlines Company Limited

29 March 2019